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                                             Filed by Union Planters Corporation
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

     Subject Companies: Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)


                               [Regions Logo][Union Planters Logo]

                                    Investor Relations Contact:

                                    Union Planters Corp.:
                                    Richard Trigger
                                    901/580-5977

                                    Media Relations Contact:

                                    Union Planters Corp.:
                                    Victor Rocha
                                    901/580-5344


March 16, 2004

MERGER NEWS: ORGANIZATIONAL UPDATES & MORE

In the latest news on the Regions-Union Planters merger front, functional areas continue to be assigned to designated senior managers, and the transition management infrastructure has been developed.

DAVID C. "DAVE" GORDON, executive vice president-Operations, has been named to serve in the role of merger integration director and will lead the new Integration Team that will be dedicated full-time to the transition.

"We are creating a merger/transition management infrastructure that transcends customary organizational boundaries," said transition co-leader BOBBY DOXEY. Doxey is currently senior executive vice president for Union Planters. "Dave will serve a central role in coordinating all of our efforts."

FUNCTIONAL REPORTING

In addition, Gordon has been named head of Deposit Loan Operations for the new Regions. Reporting to him in that capacity will be the Call Centers, as well as previously announced areas. Also in regard to functional areas, both Compliance and Corporate Security will report to J.R. ELDRIDGE, head of Risk Management in the new structure, said transition co-leaders Doxey and RICK HORSLEY, Regions vice chairman and chief operating officer.

"Things are really starting to come together," Horsley said. "We have requested organizational charts from all top management that outline the proposed future positions in their areas, and those are starting to come in.

"Different groups are running at different rates of speed, and that is to be expected," he said. "We would rather put out several announcements with a little bit of information each time than rush into anything."

Horsley noted that he knows many groups have particular concerns that have not yet been addressed in any merger-related communications, and that, in fact, sometimes the actual updates themselves raise new questions.

"That is to be expected, too," he said. "People need to understand that we are working through things one at a time, and that when we have made formal decisions, we are sharing them, just like with this announcement. We have not lost our focus on treating each individual associate fairly and doing what's right for the company, our customers and our shareholders.

"The process just takes time."

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GETTING TO WORK

In addition to the Transition Leadership Team, most of the members of which have previously been announced, Regions and Union Planters have organized an Integration Team.

This group will be comprised of a representative from each of the areas represented on the Transition Leadership Team. The members of this team are senior leaders who will be vested with the decision-making authority necessary for managing day-to-day transition operations. This group, whose members will be dedicated full-time to the transition, will manage reporting within their respective business areas and also assist in managing communications between business areas.

The Integration Team held its first meeting Friday, March 12, and will meet weekly going forward. The Transition Leadership Team will hold its first meeting Thursday, March 18, and will meet monthly in the future.

INTEGRATION TEAM MEMBERS
CORPORATE BANKING
David Marshall
CREDIT POLICY
Pat Davis
FINANCE
Linda de la Cruz
HUMAN RESOURCES
Chris Foster
LOAN ADMINISTRATION
Troy Edelen
MORGAN KEEGAN
John Moss
MORTGAGE
Al Hethcox
OPERATIONS
Steve Dunn
REGIONS EAST
Steve Bickelhaup
REGIONS MID-SOUTH
Tammy LoCascio
REGIONS MIDWEST
Mark McFatridge
REGIONS SOUTH-CENTRAL
Scott Reed
REGIONS SOUTHERN
Sara Herald
REGIONS WEST
Tom Fritsche
RETAIL

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Dianne Pedigo
RISK MANAGEMENT
Steve Vinson
TECHNOLOGY
Gib Johnson

PREVIOUSLY ANNOUNCED TRANSITION LEADERSHIP TEAM
Horsley and Doxey are co-leaders of the Transition Leadership team. Members are:
CORPORATE BANKING
Doyle Rippee
CREDIT
Lynn Harton
Cris Stone
DEPOSIT LOAN OPERATIONS
Dave Gordon
EASTERN REGION
East Tennessee, Georgia, North Carolina and South Carolina
Pete Miller, president
HUMAN RESOURCES
John Daniel
INTERSTATE BILLING
Paul Crawford
LEGAL
Alan Deer
MANAGEMENT CONSULTING
Dale Calvin
MID-SOUTH REGION
Middle and West Tennessee (including the greater Memphis market area) and
 Mississippi
John White, Jr., president
MID-WEST REGION
Western Kentucky, Missouri, Indiana, Illinois, Iowa
Steven Schenck, president
RETAIL BANKING
Bill Askew
RISK MANAGEMENT
J.R. Eldridge
SOUTH CENTRAL REGION
Alabama and the Florida Panhandle
Sam Upchurch, president
SOUTHERN REGION
Central and Southeastern Florida, international banking and emerging markets Adolfo Henriques, president
TECHNOLOGY
John Dick
WESTERN REGION
Arkansas (excluding the greater West Memphis market area), Texas and Louisiana


                                                                               3
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Jack Fleischauer, president

Both of these teams will be the cornerstone of the merger/transition management infrastructure as Regions and Union Planters move forward and plan for the changes ahead. UPNet Merger News will continue to bring associates updates on the latest merger information as quickly as possible.


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Union Planters Corporation has filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Regions Financial Corporation and Union Planters Corporation, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203, Attention:
Jenifer M. Goforth, Director of Investor Relations, 205-244-2823, or to Union Planters Corporation, 6200 Poplar Avenue, Memphis, Tennessee 38119, Attention:
Richard W. Trigger, Director of Investor Relations, 901-580-5977.

The respective directors and executive officers of Regions Financial Corporation and Union Planters Corporation and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions Financial Corporation's and Union Planters Corporation's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in their respective preliminary joint proxy statement/prospectus filed with the SEC on February 27, 2004.